Mail Stop 7010

      February 2, 2006


Mr. Frank Jackson
Chief Financial Officer
American Technologies Group, Inc.
P.O. Box 90,
Monrovia, California 91016

	RE:	Form 10-KSB for the year ended July 31, 2005
		Form 10-QSB for the quarter ended October 31, 2005
		File No. 0-23268

Dear Mr. Jackson:

	We have reviewed your response letter dated January 13, 2006 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. We note your responses to prior comments 4, 9, 18, and 27. As previously requested, please show us in your supplemental response what the additional disclosures will look like in your future filings.


3. In connection with responding to our comments, please provide, in writing, a statement directly from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


FORM 10-KSB FOR THE YEAR ENDED JULY 31, 2005

Item 12.  Certain Relationships and Related Transactions, page 16

4.	We note your response to prior comment 10.  Given that Luther
Capital is a non-employee consultant, tell us why you have disclosed the consulting agreement with Luther Capital in Item 12. It is not clear why Luther Capital would transfer shares of common stock to Dr.
Fromm in exchange for his services rendered in connection with the North Texas transaction. Please explain to us why Dr. Fromm would be compensated by Luther Capital and not by you.

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Basic and Diluted Income (Loss) Per Share, page 9

5.	We note your response to prior comment 12.  Given your net
loss
and that Note 7 to your financial statements indicates you have outstanding options and warrants, it is not clear how you determined that there were no potentially dilutive securities at July 31, 2005.
Please further advise or disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40(c) of SFAS
128.



FORM 10-QSB FOR THE QUARTER ENDED OCTOBER 31, 2005

Statements of Cash Flows, page 3

6.	We note your response to prior comment 29.  Please disclose
who
paid the $11,000,000 directly to the owners of North Texas. We remind you that paragraph 32 of SFAS 95 requires you to provide disclosures about noncash investing and financing activities. Please provide the appropriate disclosures.

Note 2 - Summary of Significant Accounting Policies

Derivative Instruments, page 9

7.	We note your response to prior comment 13.  Your disclosure
states that pursuant to EITF 00-19 you are required to recognize the initial fair value of the applicable contracts (consisting primarily of non-employee stock warrants and options to purchase common stock) as an asset or liability and subsequently measure the change in the fair value (based on a Black-Scholes computation), with gains and losses included in the statement of operations. You also disclose that you determined that there is no fair value associated with the freestanding derivatives. As previously requested, tell us how you determined that there is no fair value associated with these freestanding derivatives. If you believe that you have no derivative instruments related to your potentially insufficient authorized shares, tell us how you determined this pursuant to EITF 00-19.

Note 9 - Convertible Debentures

8.	We note your response to prior comment 2 and the disclosures provided. Your disclosure does not state how you account for these financings, the accounting literature you used to determine the appropriate accounting, and how you arrived at the amounts that should be recorded for the beneficial conversion feature. As previously requested, please provide us with a detailed explanation of your accounting for these financings.

9.	We note your response to prior comment 5.  Given that you
issued
options with exercise prices below par value in connection with the
Gryphon Financing, tell us how you treated these options for purposes of calculating basic earnings per share. Refer to paragraph 10 of SFAS 128.

10.	We note your response to prior comment 8.  You state that Dr.
Gary Fromm agreed to forgive debt owed to him by you in the amount of
$1,162,732 in consideration of you issuing 143,766,329 shares of common stock and the Existing Debt Holders transferring
210,852,217
shares of your common stock to Dr. Fromm. Tell us how you recorded this conversion in your financial statements. Tell us the specific line items and corresponding amounts which reflect this transaction.
Tell us how your recording of these amounts complies with the relevant accounting literature.

Pending Laurus registration rights amendment, page 17

11.	We note your response to prior comment 30.  Please disclose
when
it was determined that the registration rights agreement would be deferred. Please also disclose the terms of the deferral, including the deferral period and whether you incurred any additional costs due to the deferral. Tell us how you will account for the registration rights agreement in accordance with SFAS 133 and EITF 05-04 when it does become effective.

Note 10 - Stockholders` Equity

Preferred Stock, page 17

12.	We note your response to prior comment 6.  Given that your
disclosure indicates that this financing occurred in September
2005,
tell us whether or not you determined a beneficial conversion feature exists in the Nite Capital Financing in accordance with EITF 98-5 and
EITF 00-27. Your explanation should also state how you arrived at this determination pursuant to the EITFs.

13.	We note your response to prior comment 7.  Given that your
disclosure indicates that this financing occurred in September
2005,
it would appear that you would have considered whether you needed to apply the two-class method of computing EPS in preparing your Form 10-QSB for the quarter ended October 31, 2005. Your disclosures do not appear to indicate that you applied the two-class method.
Tell
us how you arrived at this conclusion in accordance with EITF 03-
6.
Please also disclose the rights of each series of preferred stock.


FORM 8-K FILED ON SEPTEMBER 13, 2005

Financial Statements for North Texas Steel Company, Inc.

Note 1.  Summary of Significant Accounting Policies

Nature of Business, page 7

14.	We note your response to prior comment 16.  Please disclose
the
length of time credit is generally granted.


Note 5.  Pension Plan, page 10

15.	We note your response to prior comment 19.  Please tell us
how
you determined the benchmark rate you are using is appropriate under
SFAS 132(R). Please tell us the benchmark rate(s) for each date your discount rates are presented and explain the reasons for any differences between the benchmark rate(s) and the discount rates you used as of each date.

Unaudited Pro Forma Condensed Financial Information

16.	Please provide us with your revised pro forma financial
information, including your pro forma statements of income in addition to your pro forma balance sheet.

17.	We note your response to prior comment 21.  Please revise
your
pro forma financial information to clarify how the following items are currently reflected by adding notes to the pro forma financial statements:
* Laurus Financings;
* Gryphon Financing;
* Nite Capital Financing;
* Fromm Consulting Agreement; and
* Luther Consulting Agreement.

Pro Forma Balance Sheet

18.	We note your response to prior comment 22.  It remains
unclear
how the $11 million in cash paid in exchange for 100% of the common stock of North Texas is reflected on your pro forma balance sheet. Please advise.

19.	We note your response to prior comment 23.  Please revise
your
pro forma balance sheet to disclose the number of shares of common and preferred stock that are outstanding on the face of the pro forma balance sheet.

20.	We note your response to prior comment 24.  We are unable to calculate the amounts of adjustment 1 and 2 based on the additional disclosure provided. Please revise your disclosures to show precisely how you computed these amounts in the notes to the pro forma financial statements.

Pro Forma Statement of Income

21.	We note your response to prior comment 25.  Your response
does
not explain how you determined that the inclusion of organization costs on your pro forma statement of income complies with Rule 11-02(b)(5) of Regulation S-X. We remind you that Rule 11-02(b)(5) of
Regulation S-X states that material nonrecurring charges or credits which result directly from the transaction and will be included in your income within the 12 months succeeding the transaction shall be disclosed separately. Please revise your pro forma income statement to remove these amounts or further advise.

22.	We note your response to prior comment 26.  As previously
requested, please provide a reconciliation between the historical and pro forma weighted average shares outstanding in a note to the pro forma financial statements.

*    *    *    *

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.


      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,





							Rufus Decker
							Accounting Branch Chief


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Mr. Frank Jackson
February 2, 2006
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE